ITT Inc. 100 Washington Blvd Stamford, CT 06902 (914) 641-2000

January 12, 2024

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
ATTN: Megan Akst and Melissa Kindelan

Re:    ITT Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-05672

Dear Ms. Akst and Ms. Kindelan:

ITT Inc. (the “Company”) hereby submits this letter in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 21, 2023, with respect to the above referenced filing.

Set forth below is the heading and text of each Staff comment, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.We note your response to prior comment 1. However, we continue to believe that the total segment operating income and margin as well as total adjusted segment operating income and margin measures are non-GAAP measures that do not comply Question 100.01 of the non-GAAP C&DIs. Therefore, please revise to remove these measures from your periodic filings, Form 8-K earnings releases, and earnings presentations on your website.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that we have reviewed the     requirements of Rule 100(b) of Regulation G and the Staff’s guidance provided in C&DI No. 100.01. Rule 100(b) states that an issuer may not disclose “a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.” (emphasis added) We believe that this standard requires a searching, fact-sensitive analysis regarding the disclosure of each non-GAAP financial measure and note this approach is consistent with the Staff’s guidance in C&DI No. 100.01 that “[w]hether or not an adjustment results in a misleading non-GAAP measure depends on a company’s individual facts and circumstances” (emphasis added) and that the presentation of a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business is an example of an adjustment that “could be misleading.” (emphasis added)

ITT Inc. 100 Washington Blvd Stamford, CT 06902 (914) 641-2000

The Company’s current presentation of total segment operating income and the other measures that are derivable from total segment operating income (the “Related Measures”) allows management, investors and others who use the Company’s financial reporting to easily compare the relative operating performance of the Company’s individual operating segments to total segment operating performance and, accordingly, to better analyze and understand their relative performance and business decision-making.

Firstly, in addition to reviewing individual segment performance, our chief operating decision maker reviews total segment operating income and the Related Measures to assess relative performance of the operating segments, which is an important element of the decision-making process for allocating resources and evaluating strategic priorities for the segments. This is also the basis upon which our chief operating decision maker assesses operating segment performance on a monthly, quarterly and annual basis, and the basis for the Company’s budgeting and forecasting process. To exclude such measures from the Company’s disclosure would be to conceal from investors the very measures that management deems most important when making business decisions and would make it more difficult for investors to assess the quality of management's decision-making process.

Secondly, the most directly comparable GAAP measures, total Company operating income and margin, are clearly laid out in our earnings release and related materials and in filings with the Commission and have been since 2011. The Company allocates certain corporate expenses to its segments based on percentages that reflect how the segments utilize such services. As disclosed in the Company’s segment footnote, the remainder of corporate and other expenses that are not allocated to the segments consists of corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs, as well as charges related to certain matters, such as environmental liabilities, that are managed at a corporate level and are not included in segment results when evaluating performance or allocating resources. Disclosure of the nature of the Company’s unallocated corporate expenses is included in all earnings materials and in filings with the Commission along with changes in such expenses versus prior periods. Further, total segment operating income and the Related Measures are clearly reconciled to the most directly comparable GAAP financial measures with explanations for changes to prior periods. As such, we do not consider the presentation of total segment operating income and the Related Measures to be misleading, We also believe no reasonable investor would confuse total segment operating income and the Related Measures with the ITT Inc. consolidated measures.

Thirdly, we believe total segment operating income and the Related Measures are the primary measures investors use in evaluating our segment performance and comparing the Company’s segment performance to that of peer companies. Notably, the total segment operating margin is the basis for the Company’s current full-year financial guidance and the long-term targets the Company issued in June 2022. On the Company’s quarterly earnings calls and in subsequent follow-up calls with research analysts and investors, segment operating income and the Related Measures for each operating segment and in total are among the metrics analysts and investors are most focused on in assessing the profitability and outlook for the Company. The Company believes, based on its discussions over time with analysts and investors, that these groups understand how these metrics are calculated, are not confused in any way by the presentation of these metrics, and use these metrics in their mix of information as they review the Company’s overall financial performance.

In summary, given the importance of total segment operating income and the Related Measures to management in assessing relative operating segment performance and allocating resources among segments, the Company’s clear and transparent disclosure of the most directly comparable GAAP measures, including reconciliations to such measures, and the importance of these measures to Company investors as evidenced by the Company’s discussions with such investors, and the absence of any indication of confusion from investors during the period we have been providing these disclosures, we do not believe the current presentation is misleading. We strongly believe that the absence of these measures in past and future materials would reduce transparency and generate confusion for investors, as they are accustomed to seeing these metrics and understand them well, and have, to date, not provided any indication to the Company that they are in any way confusing or misleading.

The Company currently discloses total segment operating income and the Related Measures primarily in the context of the Company’s segment disclosures and such disclosures are in no way intended to be considered as alternatives to the Company’s consolidated operating results prepared in accordance with GAAP. In the future, where these measures are presented, the Company will include the following footnote in narrative disclosure that references such metrics:

We use total segment operating income and margin and adjusted total segment operating income and margin as key indicators of the performance of our operating segments and such measures are used by our chief operating decision maker to allocate resources among segments. Since total segment operating income and margin and adjusted total segment operating income and margin do not include unallocated Corporate expenses, they should not be viewed as measures of overall Company performance, but rather as measures of the aggregated performance of the Company’s operating segments.

The Company respectfully submits that its proposed revised presentation would not include a misstatement of a material fact or omit to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading. Accordingly, such presentation is permitted under Rule 100(b) of Regulation G.

* * * * *

If you have any questions or require any additional information, please call Tymour Okasha, Deputy General Counsel at (914) 641-2090 or me at (914) 641-2162.

Sincerely,

/s/ Emmanuel Caprais
Emmanuel Caprais
Senior Vice President and Chief Financial Officer

cc:    Office of Technology, SEC Division of Corporation Finance

Matthew Franker, Covington & Burling LLP